Exhibit 99.1

PRESS RELEASE

Magic Software Reports Second Quarter 2021 Financial Results with Record-Breaking Revenues for The Second Quarter of $119.2 million - a 37.7% Year Over Year Increase

Operating Income for the second quarter increased 29% year over year to $12.7 million; Non-GAAP operating income for the second quarter increased 30% year over year to $15.9 million

Or Yehuda, Israel, August 12, 2021 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the second quarter and first half ended June 30, 2021.

Summary Results for Second Quarter 2021 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q2 2021	Q2 2020	% Change		Q2 2021	Q2 2020	% Change
Revenues	$119.2	$86.5	37.7%		$119.2	$86.5	37.7%
Gross Profit	$32.8	$24.8	32.3%		$34.4	$26.5	30.2%
Gross Margin	27.5%	28.7%	(120	)bps	28.9%	30.6%	(170	)bps
Operating Income	$12.7	$9.8	29.0%		$15.9	$12.2	30.2%
Operating Margin	10.7%	11.4%	70	bps	13.3%	14.1%	80	bps
Net Income (*)	$7.8	$5.7	35.6%		$11.3	$8.1	39.9%
Diluted EPS	$0.16	$0.12	33.3%		$0.23	$0.17	35.9%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Second Quarter Ended June 30, 2021

●	Revenues for the second quarter ended June 302021 , increased 37.7% to $119.2 million compared to $86.5 million in the same period last year.

●	Operating income for the second quarter ended June 302021 , increased 29.0% to $12.7 million compared to $9.8 million in the same period last year.

●	Non-GAAP operating income for the second quarter ended June 302021 , increased 30.2% to $15.9 million compared to $12.2 million in the same period last year.

●	Net income attributable to Magic Software’s shareholders for the second quarter ended June 302021 , increased 35.6% to $7.8 million, or $0.16 per fully diluted share, compared to $5.7 million, or $0.12 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the second quarter ended June 30, 2021 increased 39.9% to $11.3 million, or $0.23 per fully diluted share, compared to $8.1 million, or $0.17 per fully diluted share, in the same period last year.

Summary Results for First Half 2021 (USD in millions, except per share data)

	GAAP				Non-GAAP
	H1 2021	H1 2020	% Change		H1 2021	H1 2020	% Change
Revenues	$226.5	$171.7	31.9%		$226.5	$171.7	31.9%
Gross Profit	$63.0	$49.6	27.0%		$66.2	$52.8	25.2%
Gross Margin	27.8%	28.9%	(110	)bps	29.2%	30.8%	(160	)bps
Operating Income	$24.9	$18.6	34.0%		$30.9	$23.2	33.2%
Operating Margin	11.0%	10.8%	20	bps	13.6%	13.5%	10	bps
Net Income (*)	$15.3	$11.6	32.2%		$21.6	$17.5	23.6%
Diluted EPS	$0.31	$0.24	29.2%		$0.44	$0.36	22.2%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the First Half Ended June 30, 2021

●	Revenues for the first half period ended June 302021 , increased 31.9% to $226.5 million compared to $171.7 million in the same period last year.

●	Operating income for the first half period ended June 302021 , increased 34.0% to $24.9 million compared to $18.6 million in the same period last year.

●	Non-GAAP operating income for the first half period ended June 302021 , increased 33.2% to $30.9 million compared to $23.2 million in the same period last year.

●	Net income attributable to Magic Software’s shareholders for the first half period ended June 302021 , increased 32.2% to $15.3 million, or $0.31 per fully diluted share, compared to $11.6 million, or $0.24 per fully diluted share in the same period last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first half period ended June 30, 2021 increased 23.6% to $21.6 million, or $0.44 per fully diluted share, compared to $17.5 million, or $0.36 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the first half ended 302021 , amounted to $28.0 million compared to $28.1 million in the same period last year.

●	As of June 30, 2021, Magic Software’s net cash, cash equivalents, short and long-term bank deposits and marketable securities amounted to $106.1 million.

●	Magic Software has increased its 2021 revenue guidance for the second time to a range of $450 to $460 million from its prior range of $425 to $435 million, reflecting annual growth of 22.2% to 23.9%.

Declaration of Dividend for the First Half of 2021

In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in the amount of 23.4 cents per share and in the aggregate amount of approximately $11.5 million, reflecting approximately 75% of its distributable profits for the first half of 2021.

The dividend is payable in U.S. dollars on September 14, 2021 to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange on August 30, 2021.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “Our solid execution in the second quarter delivering double-digit growth across all key financial indices (revenues, gross profit, operating income, net income and EBITDA), with record-breaking revenues reaching $119 million and record-breaking operating income, demonstrate the important role Magic Software plays in its customers’ lifecycles and transformative journeys, as well as the success of its strategy to build a broad business portfolio that creates value for our customers in managing, streamlining, accelerating and maximizing their businesses.”

Conference Call Details

Magic Software’s management will host a conference call on Thursday, August 12, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-642-5032

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic Software’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	Costs relates to acquisition of new businesses;

●	The related tax, non-controlling interests and redeemable non-controlling interest’s effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests; and

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited
Revenues	$119,155	$86,521	$226,453	$171,729
Cost of Revenues	86,351	61,728	163,460	122,120
Gross profit	32,804	24,793	62,993	49,609
Research and development, net	2,363	1,989	4,559	4,163
Selling, marketing and general and administrative expenses	17,747	12,962	33,532	26,858
Total operating costs and expenses	20,110	14,951	38,091	31,021
Operating income	12,694	9,842	24,902	18,588
Financial expenses, net	1,304	1,135	2,450	618
Income before taxes on income	11,390	8,707	22,452	17,970
Taxes on income	2,304	2,081	4,574	4,069
Net income	$9,086	$6,626	$17,878	$13,901
Net income attributable to redeemable non-controlling interests	(830)	(237)	(1,561)	(561)
Net income attributable to non-controlling interests	(476)	(652)	(994)	(1,750)
Net income attributable to Magic’s shareholders	$7,780	$5,737	$15,323	$11,590

Net earnings per share attributable to Magic’s shareholders :
Basic	$0.16	$0.12	$0.31	$0.24
Diluted	$0.16	$0.12	$0.31	$0.24

Weighted average number of shares used in computing net earnings per share
Basic	49,055	49,002	49,045	48,980
Diluted	49,091	49,042	49,086	49,044

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Six months ended
	June 30,				June 30,
	2021		2020		2021		2020
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$119,155	100%	$86,521	100%	$226,453	100%	$171,729	100%
Gross profit	34,440	28.9%	26,454	30.6%	66,153	29.2%	52,826	30.8%
Operating income	15,911	13.4%	12,223	14.1%	30,895	13.6%	23,194	13.5%
Net income attributable to Magic’s shareholders	11,326	9.5%	8,098	9.4%	21,594	9.5%	17,475	10.2%

Basic earnings per share	$0.23		$0.17		$0.44		$0.36
Diluted earnings per share	$0.23		$0.17		$0.44		$0.36

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

GAAP gross profit	$32,804	$24,793	$62,993	$49,609
Amortization of capitalized software and acquired technology	1,481	1,393	2,850	2,681
Amortization of other intangible assets	155	268	310	536
Non-GAAP gross profit	$34,440	$26,454	$66,153	$52,826

GAAP operating income	$12,694	$9,842	$24,902	$18,588
Gross profit adjustments	1,636	1,661	3,160	3,217
Amortization of other intangible assets	1,723	1,338	3,303	2,578
Increase in valuation of contingent consideration related to acquisitions	18	-	18	-
Capitalization of software development	(798)	(846)	(1,622)	(1,690)
Acquisition-related costs	482	228	487	501
Stock-based compensation	156	-	647	-
Non-GAAP operating income	$15,911	$12,223	$30,895	$23,194

GAAP net income attributable to Magic Software’s shareholders	$7,780	$7,780	$15,323	$11,590
Operating income adjustments	3,217	2,381	5,993	4,606
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(168)	(175)	(333)	(175)
Changes in unsettled fair value of contingent consideration related to acquisitions	731	375	1,168	1,148
Deferred taxes on the above items	(234)	(220)	(557)	306
Non-GAAP net income attributable to Magic’s shareholders	$11,326	$10,141	$21,594	$17,475

Non-GAAP basic net earnings per share	$0.23	$0.17	$0.44	$0.36
Weighted average number of shares used in computing basic net earnings per share	49,055	49,002	49,045	48,980

Non-GAAP diluted net earnings per share	$0.23	$0.17	$0.44	$0.36
Weighted average number of shares used in computing diluted net earnings per share	49,135	49,042	49,135	49,044

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2021	2020
	Unaudited	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$102,774	$88,127
Short-term bank deposits	289	289
Marketable securities	1,211	1,238
Trade receivables, net	118,489	111,059
Other accounts receivable and prepaid expenses	9,928	10,513
Total current assets	232,691	211,226

LONG-TERM RECEIVABLES:
Severance pay fund	4,447	4,673
Deferred tax assets	5,920	6,397
Operating lease right-of-use assets	23,263	24,509
Other long-term receivables	3,291	3,211
Other long-term deposits	1,796	2,296
Total long-term receivables	38,717	41,086

PROPERTY AND EQUIPMENT, NET	5,900	5,988
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	198,200	189,086

TOTAL ASSETS	$475,508	$447,386

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$12,377	$11,529
Trade payables	19,808	14,250
Accrued expenses and other accounts payable	43,406	41,846
Current maturities of operating lease liabilities	3,565	3,413
Liabilities due to acquisition activities	5,037	4,998
Deferred revenues and customer advances	12,751	8,793
Total current liabilities	96,944	84,829

NON-CURRENT LIABILITIES:
Long-term debt	24,796	13,352
Deferred tax liability	17,811	17,639
Long-term operating lease liabilities	19,708	21,109
Long-term liabilities due to acquisition activities	12,586	10,926
Accrued severance pay	5,322	5,545
Total non-current liabilities	80,223	68,571

REDEEMABLE NON-CONTROLLING INTERESTS	25,593	24,980

EQUITY:
Magic Software Enterprises equity	263,557	260,431
Non-controlling interests	9,191	8,575
Total equity	272,748	269,006
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$475,508	$447,386

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the six months ended June 30,
	2021	2020
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$17,878	$13,901
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,995	6,320
Stock-based compensation	646	-
Change in deferred taxes, net	(591)	(101)
Amortization of marketable securities premium and accretion of discount	28	44
Net change in operating assets and liabilities:
Decrease (Increase) in trade receivables	(6,542)	7,423
Other long-term and short-term accounts receivable and prepaid expenses	422	290
Increase (decrease) trade payables	4,189	(815)
Exchange rate of loans	(210)	(123)
Accrued expenses and other accounts payable	1,364	150
Deferred revenues	3,861	990
Net cash provided by operating activities	28,040	28,079

Cash flows from investing activities:

Capitalized software development costs	(1,621)	(1,689)
Purchase of property and equipment	(688)	(1,660)
Cash paid in conjunction with acquisitions, net of acquired cash	(6,831)	(4,832)
Proceeds from maturity and sale of marketable securities	-	4,309
Investment in short-term bank deposits	(7)	(1,111)
Net cash provided by (used in) investing activities	(9,147)	(4,983)

Cash flows from financing activities:

Proceeds from exercise of options by employees	-	229
Dividend paid	(10,300)	(3,918)
Dividend paid to non-controlling interests	(778)	(5,176)
Dividend paid to redeemable non-controlling interests	(607)	(923)
Purchase of non-controlling interest	-	(18,016)
Payments of deferred and contingent consideration related to acquisitions	(4,694)	-
Short-term and long-term loans received	15,368	4,905
Repayment of short-term and long-term loans	(2,985)	(2,105)
Net cash used in financing activities	(3,996)	(25,004)

Effect of exchange rate changes on cash and cash equivalents	(250)	(984)

Increase (decrease) in cash and cash equivalents	14,647	(2,892)
Cash and cash equivalents at the beginning of the period	88,127	81,915
Cash and cash equivalents at end of the period	$102,774	$79,023